UNITED STATES                 []OMB APPROVAL
                      SECURITIES AND EXCHANGE COMMISSION      OMB Number:
                                                                       3235-0145
                                                              -----------------
                            WASHINGTON, D.C. 20549            Expires:
                                                                January 31, 2006

                                                              -----------------
                                SCHEDULE 13G/A                Estimated
                                                              average burden
                                                              hours per
                                                                   response.  11
                                                              -----------------


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                                   ELONG, INC.

                                (Name of Issuer)

                         ORDINARY SHARES, $.01 PAR VALUE

                         (Title of Class of Securities)

                                    290138205

                                 (CUSIP Number)

                                DECEMBER 31, 2005

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
        |X| Rule 13d-1(b)**
        |_| Rule 13d-1(c)
        |X| Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**For Sandgrain Securities Inc. and Angelo Frank Perrone only.

CUSIP No.  290138205
-------------------------------------------------------------------------------

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
       IACT Asia Pacific Limited
       No I.R.S Identification Number
       ------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |X|
           --------------------------------------------------------------------
       (b) |_|
           --------------------------------------------------------------------

   3.  SEC Use Only
       ------------------------------------------------------------------------

   4.  Citizenship or Place of Organization
       Cayman Islands
       ------------------------------------------------------------------------


Number of    5.  Sole Voting Power
Shares           5,358
Beneficially     --------------------------------------------------------------
Owned by
Each         6.  Shared Voting Power
Reporting        10,403,634
Person With      --------------------------------------------------------------

             7.  Sole Dispositive Power
                 5,358 ordinary shares (1)
                 --------------------------------------------------------------

             8.  Shared Dispositive Power
                 0 ordinary shares
                 --------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       10,403,634 ordinary shares (2)
       ------------------------------------------------------------------------

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
       ------------------------------------------------------------------------

  11.  Percent of Class Represented by Amount in Row (9)
       42.1%(3)
       ------------------------------------------------------------------------

  12.  Type of Reporting Person (See Instructions)
       00 - a limited liability company
       ------------------------------------------------------------------------


-------------------------------------------------------------------------------

(1) IACT Asia Pacific Limited is the record and beneficial owner of, and has sole voting and dispositive power with respect to, 28,550,704 High-Vote Ordinary Shares of eLong, Inc. In addition, IACT Asia Pacific Limited is the record holder of options to purchase 916,347 ordinary shares of eLong , Inc. of which options to purchase 5,358 ordinary shares are currently exercisable or, exercisable within the next 60 days. The 28,550,704 High-Vote Ordinary Shares together with the options to purchase 916,347 ordinary shares of eLong, Inc. represent approximately 52% (on a fully-diluted basis) of the outstanding capital stock of eLong, Inc. The 28,550,704 High-Vote Ordinary Shares together with the vested options to purchase 5,358 ordinary shares of eLong, Inc. represent approximately 95.2% of the voting power of all issued and outstanding shares of capital stock of eLong, Inc. The High-Vote Ordinary Shares are not reportable on this Amendment (as defined below) pursuant to Sections 13(d) and
(g) under the Exchange Act of 1934, as amended.

(2) Although IACT Asia Pacific Limited does not hold any ordinary shares of eLong, Inc., it is a party to a certain Investors Agreement dated July 23, 2004 (the "Investors Agreement") by and among eLong, Inc. and the other parties named therein, including IACT Asia Pacific Limited, Billable Development, Ltd., Lawrence Auriana, Peter Lerner, Ira S. Nordlicht and Helen S. Scott JTWROS, Purple Mountain Holding, Ltd., Time Intelligent Finance Limited, Mind Trade Assets Limited, Gold Partner Consultants Limited, Top River Assets Limited, Wang Gui Ying, Sun Li Ming and Wang Yi Jie (the "Shareholders"), pursuant to which the Shareholders have agreed to vote any shares of capital stock of eLong, Inc. held by each Shareholder for the election of directors and other matters in the manner provided in the Investors Agreement, including for the election of directors designated by IACT Asia Pacific Limited and for the election of the Chief Executive Officer of eLong, Inc. as a director. By virtue of the Investors Agreement, this Reporting Person may be deemed to beneficially own all of the Record Shares (as defined in Item 4(a)) and is filing this

Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement.

(3) Percentage includes only the Record Shares. Taking into account the 28,550,704 High-Vote Ordinary Shares and the vested options to purchase 5,358 ordinary shares, IACT Asia Pacific Limited controls approximately 95.2% of the voting power of all issued and outstanding shares of capital stock of eLong, Inc.

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
       Expedia, Inc.
       91-1996083
       ------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |X|
           --------------------------------------------------------------------
       (b) |_|
           --------------------------------------------------------------------

   3.  SEC Use Only
       ------------------------------------------------------------------------

   4.  Citizenship or Place of Organization
       Washington
       ------------------------------------------------------------------------


Number of    5.  Sole Voting Power
Shares           5,358 ordinary shares (4)
Beneficially     --------------------------------------------------------------
Owned by
Each         6.  Shared Voting Power
Reporting        10,403,634 ordinary shares (4)
Person With      --------------------------------------------------------------

             7.  Sole Dispositive Power
                 5,358 ordinary shares (4)
                 --------------------------------------------------------------

             8.  Shared Dispositive Power
                 0 ordinary shares
                 --------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       10,403,634 ordinary shares (2)
       ------------------------------------------------------------------------

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
       ------------------------------------------------------------------------

  11.  Percent of Class Represented by Amount in Row (9)
       42.1%(5)
       ------------------------------------------------------------------------

  12.  Type of Reporting Person (See Instructions)
       CO
       ------------------------------------------------------------------------


-------------------------------------------------------------------------------


(4) See footnote 1 for a description of the High-Vote Ordinary Shares and the option to purchase ordinary shares held of record by IACT Asia Pacific Limited. Expedia, Inc., a Washington corporation ("Expedia Washington"), has ultimate voting and investment power over IACT Asia Pacific Limited, which is a party to the Investors Agreement. Therefore, Expedia Washington may be deemed to beneficially own the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement.

(5) See footnote 3.

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
       Expedia, Inc.
       91-1996085
       ------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |X|
           --------------------------------------------------------------------
       (b) |_|
           --------------------------------------------------------------------

   3.  SEC Use Only
       ------------------------------------------------------------------------

   4.  Citizenship or Place of Organization
       Delaware
       ------------------------------------------------------------------------


Number of    5.  Sole Voting Power
Shares           5,358 ordinary shares (6)
Beneficially     --------------------------------------------------------------
Owned by
Each         6.  Shared Voting Power
Reporting        10,403,634 ordinary shares (6)
Person With      --------------------------------------------------------------

             7.  Sole Dispositive Power
                 5,358 ordinary shares (6)
                 --------------------------------------------------------------

             8.  Shared Dispositive Power
                 0 ordinary shares
                 --------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       10,403,634 ordinary shares (6)
       ------------------------------------------------------------------------

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
       ------------------------------------------------------------------------

  11.  Percent of Class Represented by Amount in Row (9)
       42.1%(7)
       ------------------------------------------------------------------------

  12.  Type of Reporting Person (See Instructions)
       CO
       ------------------------------------------------------------------------


-------------------------------------------------------------------------------


(6) See footnote 1 for a description of the High-Vote Ordinary Shares and the option to purchase ordinary shares held of record by IACT Asia Pacific Limited. Expedia, Inc., a Delaware corporation ("Expedia Delaware"), has ultimate voting and investment power over Expedia Washington which has ultimate voting and investment power over IACT Asia Pacific Limited, which is a party to the Investors Agreement. Therefore, Expedia Delaware may be deemed to beneficially own the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement. Expedia Delaware obtained its interest in Expedia Washington pursuant to a reorganization of IAC/InterActiveCorp, a Delaware corporation ("IAC"), on August 9, 2005, which was completed in connection with a spin-off of Expedia Delaware to the shareholders of IAC (the "Spin-off"). As a result of the Spin-off, Expedia Delaware became an independent, publicly-traded company and Expedia Washington became a wholly-owned subsidiary of Expedia Delaware. Prior to the Spin-off, Expedia Washington was a wholly-owned subsidiary of IAC. Mr. Barry Diller maintains the same ultimate voting and investment power over Expedia Delaware as he had over IAC just prior to the Spin-off. See footnote 8 for a description of Mr. Diller's voting and investment control over Expedia Delaware.

(7) See footnote 3.

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
       Barry Diller
       N/A
       ------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |X|
           --------------------------------------------------------------------
       (b) |_|
           --------------------------------------------------------------------

   3.  SEC Use Only
       ------------------------------------------------------------------------

   4.  Citizenship or Place of Organization
       United States
       ------------------------------------------------------------------------


Number of    5.  Sole Voting Power
Shares           5,358 ordinary shares (8)
Beneficially     --------------------------------------------------------------
Owned by
Each         6.  Shared Voting Power
Reporting        10,403,634 ordinary shares (8)
Person With      --------------------------------------------------------------

             7.  Sole Dispositive Power
                 5,358 ordinary shares (8)
                 --------------------------------------------------------------

             8.  Shared Dispositive Power
                 0 ordinary shares
                 --------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       10,403,634 ordinary shares (8)
       ------------------------------------------------------------------------

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
       ------------------------------------------------------------------------

  11.  Percent of Class Represented by Amount in Row (9)
       42.1%(9)
       ------------------------------------------------------------------------

  12.  Type of Reporting Person (See Instructions)
       IN
       ------------------------------------------------------------------------


-------------------------------------------------------------------------------


(8) See footnote 1 for a description of the High-Vote Ordinary Shares and the option to purchase ordinary shares held of record by IACT Asia Pacific Limited. Barry Diller is the Chairman and senior executive officer of Expedia Delaware. Mr. Diller and Liberty Media Corporation are parties to a Stockholders Agreement (the "Expedia Stockholders Agreement") relating to Expedia Delaware. Through his own holdings and the Expedia Stockholders Agreement, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of Expedia Delaware's stockholders (except with regard to certain specified matters). Therefore, Mr. Diller may be deemed to beneficially own the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement.

(9) See footnote 3.

-------------------------------------------------------------------------------


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
       Billable Development, Ltd.
       No. I.R.S> Idenitification Numaber
       ------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |X|
           --------------------------------------------------------------------
       (b) |_|
           --------------------------------------------------------------------

   3.  SEC Use Only
       ------------------------------------------------------------------------

   4.  Citizenship or Place of Organization
       British Virgin Islands
       ------------------------------------------------------------------------


Number of    5.  Sole Voting Power
Shares           6,341 ordinary shares (10)
Beneficially     --------------------------------------------------------------
Owned by
Each         6.  Shared Voting Power
Reporting        10,403,634 ordinary shares (11)
Person With      --------------------------------------------------------------

             7.  Sole Dispositive Power
                 6,341 ordinary shares
                 --------------------------------------------------------------

             8.  Shared Dispositive Power
                 0 ordinary shares
                 --------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       10,403,634 ordinary shares (11)
       ------------------------------------------------------------------------

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
       ------------------------------------------------------------------------

  11.  Percent of Class Represented by Amount in Row (9)
       42.1%
       ------------------------------------------------------------------------

  12.  Type of Reporting Person (See Instructions)
       OO - a limited liability company
       ------------------------------------------------------------------------



(10) Represents less than 1% of the voting power of all issued and outstanding shares of capital stock of eLong, Inc. (11) This Reporting Person is a party to the Investors Agreement. By virtue of the Investors Agreement, this Reporting Person may be deemed to beneficially own all of the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement.

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
       Xiaojian Zhong
       N/A
       ------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |X|
           --------------------------------------------------------------------
       (b) |_|
           --------------------------------------------------------------------

   3.  SEC Use Only
       ------------------------------------------------------------------------

   4.  Citizenship or Place of Organization
       People's Republic of China
       ------------------------------------------------------------------------


Number of    5.  Sole Voting Power
Shares           6,341 ordinary shares (10)
Beneficially     --------------------------------------------------------------
Owned by
Each         6.  Shared Voting Power
Reporting        10,403,634 ordinary shares (12)
Person With      --------------------------------------------------------------

             7.  Sole Dispositive Power
                 6,341 ordinary shares
                 --------------------------------------------------------------

             8.  Shared Dispositive Power
                 0 ordinary shares
                 --------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       10,403,634 ordinary shares (12)
       ------------------------------------------------------------------------

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
       ------------------------------------------------------------------------

  11.  Percent of Class Represented by Amount in Row (9)
       42.1%
       ------------------------------------------------------------------------

  12.  Type of Reporting Person (See Instructions)
       IN
       ------------------------------------------------------------------------


-------------------------------------------------------------------------------



(12) Mr. Zhong has the ultimate voting and investment power with respect to Billable Development, Ltd., a party to the Investors Agreement. Therefore, Mr. Zhong may be deemed to beneficially own the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement.

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
       Lawrence Auriana
       N/A
       ------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |X|
           --------------------------------------------------------------------
       (b) |_|
           --------------------------------------------------------------------

   3.  SEC Use Only
       ------------------------------------------------------------------------

   4.  Citizenship or Place of Organization
       United States
       ------------------------------------------------------------------------


Number of    5.  Sole Voting Power
Shares           3,911,111.12 ordinary shares (10)
Beneficially     --------------------------------------------------------------
Owned by
Each         6.  Shared Voting Power
Reporting        10,403,634 ordinary shares (11)
Person With      --------------------------------------------------------------

             7.  Sole Dispositive Power
                 0 ordinary shares
                 --------------------------------------------------------------

             8.  Shared Dispositive Power
                 0 ordinary shares
                 --------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       10,403,634 ordinary shares (11)
       ------------------------------------------------------------------------

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
       ------------------------------------------------------------------------

  11.  Percent of Class Represented by Amount in Row (9)
       42.1%
       ------------------------------------------------------------------------

  12.  Type of Reporting Person (See Instructions)
       IN
       ------------------------------------------------------------------------

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
       Sandgrain Securities Inc.
       11-300-6260
       ------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |_|
           --------------------------------------------------------------------
       (b) |X|
           --------------------------------------------------------------------

   3.  SEC Use Only
       ------------------------------------------------------------------------

   4.  Citizenship or Place of Organization
       Delaware
       ------------------------------------------------------------------------


Number of    5.  Sole Voting Power
Shares           0 ordinary shares
Beneficially     --------------------------------------------------------------
Owned by
Each         6.  Shared Voting Power
Reporting        0 ordinary shares
Person With      --------------------------------------------------------------

             7.  Sole Dispositive Power
                 3,911,111.12 ordinary shares
                 --------------------------------------------------------------

             8.  Shared Dispositive Power
                 0 ordinary shares
                 --------------------------------------------------------------

   9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,911,111.12 ordinary shares
       ------------------------------------------------------------------------

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
       ------------------------------------------------------------------------

  11.  Percent of Class Represented by Amount in Row (9)
       18%
       ------------------------------------------------------------------------

  12.  Type of Reporting Person (See Instructions)
       BD
       ------------------------------------------------------------------------

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
       Angelo Frank Perrone
       N/A
       ------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |_|
           --------------------------------------------------------------------
       (b) |X|
           --------------------------------------------------------------------

   3.  SEC Use Only
       ------------------------------------------------------------------------

   4.  Citizenship or Place of Organization
       United States
       ------------------------------------------------------------------------


Number of    5.  Sole Voting Power
Shares           0 ordinary shares
Beneficially     --------------------------------------------------------------
Owned by
Each         6.  Shared Voting Power
Reporting        0 ordinary shares
Person With      --------------------------------------------------------------

             7.  Sole Dispositive Power
                 3,911,111.12 ordinary shares
                 --------------------------------------------------------------

             8.  Shared Dispositive Power
                 0 ordinary shares
                 --------------------------------------------------------------

   9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,911,111.12 ordinary shares
       ------------------------------------------------------------------------

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
       ------------------------------------------------------------------------

  11.  Percent of Class Represented by Amount in Row (9)
       18%
       ------------------------------------------------------------------------

  12.  Type of Reporting Person (See Instructions)
       BD
       ------------------------------------------------------------------------

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
       Peter Lerner
       N/A
       ------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |X|
           --------------------------------------------------------------------
       (b) |_|
           --------------------------------------------------------------------

   3.  SEC Use Only
       ------------------------------------------------------------------------

   4.  Citizenship or Place of Organization
       United States
       ------------------------------------------------------------------------


Number of    5.  Sole Voting Power
Shares           318,116.55 ordinary shares (10)
Beneficially     --------------------------------------------------------------
Owned by
Each         6.  Shared Voting Power
Reporting        10,403,634 ordinary shares (11)
Person With      --------------------------------------------------------------

             7.  Sole Dispositive Power
                 318,116.55 shares
                 --------------------------------------------------------------

             8.  Shared Dispositive Power
                 0 shares
                 --------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       10,403,634 ordinary shares (11)
       ------------------------------------------------------------------------

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
       ------------------------------------------------------------------------

  11.  Percent of Class Represented by Amount in Row (9)
       42.1%
       ------------------------------------------------------------------------

  12.  Type of Reporting Person (See Instructions)
       IN
       ------------------------------------------------------------------------

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
       Ira S. Nordlicht & Helen S. Scott JTWROS
       N/A
       ------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |X|
           --------------------------------------------------------------------
       (b) |_|
           --------------------------------------------------------------------

   3.  SEC Use Only
       ------------------------------------------------------------------------

   4.  Citizenship or Place of Organization
       United States
       ------------------------------------------------------------------------


Number of    5.  Sole Voting Power
Shares           97,777.78 ordinary shares (10)
Beneficially     --------------------------------------------------------------
Owned by
Each         6.  Shared Voting Power
Reporting        10,403,634 ordinary shares (11)
Person With      --------------------------------------------------------------

             7.  Sole Dispositive Power
                 97,777.78 ordinary shares
                 --------------------------------------------------------------

             8.  Shared Dispositive Power
                 0 ordinary shares
                 --------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       10,403,634 ordinary shares (11)
       ------------------------------------------------------------------------

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
       ------------------------------------------------------------------------

  11.  Percent of Class Represented by Amount in Row (9)
       42.1%
       ------------------------------------------------------------------------

  12.  Type of Reporting Person (See Instructions)
       IN
       ------------------------------------------------------------------------

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
       Purple Mountain Holding, Ltd.
       No I.R.S. Identification Number
       ------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |X|
           --------------------------------------------------------------------
       (b) |_|
           --------------------------------------------------------------------

   3.  SEC Use Only
       ------------------------------------------------------------------------

   4.  Citizenship or Place of Organization
       British Virgin Islands
       ------------------------------------------------------------------------


Number of    5.  Sole Voting Power
Shares           4,344,997.55 ordinary shares (10)
Beneficially     --------------------------------------------------------------
Owned by
Each         6.  Shared Voting Power
Reporting        10,403,634 ordinary shares (11)
Person With      --------------------------------------------------------------

             7.  Sole Dispositive Power
                 4,344,997.55 ordinary shares
                 --------------------------------------------------------------

             8.  Shared Dispositive Power
                 0 ordinary shares
                 --------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       10,403,634 ordinary shares (11)
       ------------------------------------------------------------------------

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
       ------------------------------------------------------------------------

  11.  Percent of Class Represented by Amount in Row (9)
       42.1%
       ------------------------------------------------------------------------

  12.  Type of Reporting Person (See Instructions)
       OO - a limited liability company
       ------------------------------------------------------------------------

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
       Justin Tang
       N/A
       ------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |X| * Only with respect to the shared voting power udner the Investors Agreeement
           --------------------------------------------------------------------
       (b) |_|
           --------------------------------------------------------------------

   3.  SEC Use Only
       ------------------------------------------------------------------------

   4.  Citizenship or Place of Organization
       People's Republic of China
       ------------------------------------------------------------------------


Number of    5.  Sole Voting Power
Shares           4,651,247.55 ordinary shares (10)
Beneficially     --------------------------------------------------------------
Owned by
Each         6.  Shared Voting Power
Reporting        10,403,634 ordinary shares (13)
Person With      --------------------------------------------------------------

             7.  Sole Dispositive Power
                 4,651,247.55 ordinary shares
                 --------------------------------------------------------------

             8.  Shared Dispositive Power
                 0 ordinary shares
                 --------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       10,709,884 ordinary shares (13)
       ------------------------------------------------------------------------

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
       ------------------------------------------------------------------------

  11.  Percent of Class Represented by Amount in Row (9)
       42.8%
       ------------------------------------------------------------------------

  12.  Type of Reporting Person (See Instructions)
       IN
       ------------------------------------------------------------------------



(13) Mr. Tang has the ultimate voting and investment power with respect to Purple Mountain Holding, Ltd., a party to the Investors Agreement. Therefore, Mr. Tang may be deemed to beneficially own the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement.

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
       Time Intelligent Finance Limited
       No I.R.S. Identification Number
       ------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |X|
           --------------------------------------------------------------------
       (b) |_|
           --------------------------------------------------------------------

   3.  SEC Use Only
       ------------------------------------------------------------------------

   4.  Citizenship or Place of Organization
       British Virgin Islands
       ------------------------------------------------------------------------


Number of    5.  Sole Voting Power
Shares           161,075 American shares of eLong, Inc., each of which
Beneficially     represents two ordinary shares, or 322,150 ordinary shares in
Owned by         the aggregate (10)
Each             --------------------------------------------------------------
Reporting    6.  Shared Voting Power
Person With      10,403,634 ordinary shares (11)
                 --------------------------------------------------------------

             7.  Sole Dispositive Power
                 161,075 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 322,150 ordinary shares in the aggregate
                 --------------------------------------------------------------

             8.  Shared Dispositive Power
                 0 ordinary shares
                 --------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       10,403,634 ordinary shares (11)
       ------------------------------------------------------------------------

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
       ------------------------------------------------------------------------

  11.  Percent of Class Represented by Amount in Row (9)
       42.1%
       ------------------------------------------------------------------------

  12.  Type of Reporting Person (See Instructions)
       00 - a limited liability company
       ------------------------------------------------------------------------

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
       Lee Zhang
       N/A
       ------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |X|
           --------------------------------------------------------------------
       (b) |_|
           --------------------------------------------------------------------

   3.  SEC Use Only
       ------------------------------------------------------------------------

   4.  Citizenship or Place of Organization
       People's Republic of China
       ------------------------------------------------------------------------


Number of    5.  Sole Voting Power
Shares           161,075 American depositary shares of eLong, Inc., each of
Beneficially     which represents two ordinary shares or 322,150 ordinary shares
Owned by         in the aggregate (10)
Each             --------------------------------------------------------------
Reporting    6.  Shared Voting Power
Person With      10,403,634 ordinary shares (14)
                 --------------------------------------------------------------

             7.  Sole Dispositive Power
                 161,075 American depositary shares of eLong, Inc., each of which represents two ordinary shares or 322,150 ordinary shares in the aggregate
                 --------------------------------------------------------------

             8.  Shared Dispositive Power
                 0 ordinary shares
                 --------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       10,403,634 ordinary shares (14)
       ------------------------------------------------------------------------

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
       ------------------------------------------------------------------------

  11.  Percent of Class Represented by Amount in Row (9)
       42.1%
       ------------------------------------------------------------------------

  12.  Type of Reporting Person (See Instructions)
       IN
       ------------------------------------------------------------------------


(14) Mr. Zhang has the ultimate voting and investment power with respect to Time Intelligent Finance Limited, a party to the Investors Agreement. Therefore, Mr. Zhang may be deemed to beneficially own the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement.

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
       Mind Trade Assets Limited
       No I.R.S. Identification Number
       ------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |X|
           --------------------------------------------------------------------
       (b) |_|
           --------------------------------------------------------------------

   3.  SEC Use Only
       ------------------------------------------------------------------------

   4.  Citizenship or Place of Organization
       British Virgin Islands
       ------------------------------------------------------------------------


Number of    5.  Sole Voting Power
Shares           470,000 ordinary shares (10)
Beneficially     --------------------------------------------------------------
Owned by
Each         6.  Shared Voting Power
Reporting        10,403,634 ordinary shares (11)
Person With      --------------------------------------------------------------

             7.  Sole Dispositive Power
                 470,000 ordinary shares
                 --------------------------------------------------------------

             8.  Shared Dispositive Power
                 0 ordinary shares
                 --------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       10,403,634 ordinary shares (11)
       ------------------------------------------------------------------------

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
       ------------------------------------------------------------------------

  11.  Percent of Class Represented by Amount in Row (9)
       42.1%
       ------------------------------------------------------------------------

  12.  Type of Reporting Person (See Instructions)
       OO - a limited liability company
       ------------------------------------------------------------------------

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
       Richard Chen
       N/A
       ------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |X| * Only with respect to the sahred voting pwoer udner the Investors Agreement
           --------------------------------------------------------------------
       (b) |_|
           --------------------------------------------------------------------

   3.  SEC Use Only
       ------------------------------------------------------------------------

   4.  Citizenship or Place of Organization
       People's Republic of China
       ------------------------------------------------------------------------


Number of    5.  Sole Voting Power
Shares           591,857 ordinary shares (10)
Beneficially     --------------------------------------------------------------
Owned by
Each         6.  Shared Voting Power
Reporting        10,403,634 ordinary shares (15)
Person With      --------------------------------------------------------------

             7.  Sole Dispositive Power
                 591,857 ordinary shares
                 --------------------------------------------------------------

             8.  Shared Dispositive Power
                 0 ordinary shares
                 --------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       10,525,509 ordinary shares (15)
       ------------------------------------------------------------------------

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
       ------------------------------------------------------------------------

  11.  Percent of Class Represented by Amount in Row (9)
       42.4%
       ------------------------------------------------------------------------

  12.  Type of Reporting Person (See Instructions)
       IN
       ------------------------------------------------------------------------



(15) Mr. Chen has the ultimate voting and investment power with respect to Mind Trade Assets Limited, a party to the Investors Agreement. Therefore, Mr. Chen may be deemed to beneficially own the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement.

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
       Gold Partner Consultants Limited
       No I.R.S. Identification Number
       ------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |X|
           --------------------------------------------------------------------
       (b) |_|
           --------------------------------------------------------------------

   3.  SEC Use Only
       ------------------------------------------------------------------------

   4.  Citizenship or Place of Organization
       British Virgin Islands
       ------------------------------------------------------------------------


Number of    5.  Sole Voting Power
Shares           201,075 American depositary shares of eLong, Inc., each of
Beneficially     which represents two ordinary shares or 402,150 ordinary shares
Owned by         in the aggregate (10)
Each             --------------------------------------------------------------
Reporting    6.  Shared Voting Power
Person With      10,403,634 ordinary shares (11)
                 --------------------------------------------------------------

             7.  Sole Dispositive Power
                 201,075 American depositary shares of eLong, Inc., each of which represents two ordinary shares or 402,150 ordinary shares in the aggregate
                 --------------------------------------------------------------

             8.  Shared Dispositive Power
                 0 ordinary shares
                 --------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       10,403,634 ordinary shares (11)
       ------------------------------------------------------------------------

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
       ------------------------------------------------------------------------

  11.  Percent of Class Represented by Amount in Row (9)
       42.1%
       ------------------------------------------------------------------------

  12.  Type of Reporting Person (See Instructions)
       OO - a limited liability company
       ------------------------------------------------------------------------

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
       Faith Huang
       N/A
       ------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |X|
           --------------------------------------------------------------------
       (b) |_|
           --------------------------------------------------------------------

   3.  SEC Use Only
       ------------------------------------------------------------------------

   4.  Citizenship or Place of Organization
       People's Republic of China
       ------------------------------------------------------------------------


Number of    5.  Sole Voting Power
Shares           201,075 American depositary shares of eLong, Inc., each of
Beneficially     which represents two ordinary shares or 402,150 ordinary shares
Owned by         in the aggregate (10)
Each             --------------------------------------------------------------
Reporting    6.  Shared Voting Power
Person With      10,403,634 ordinary shares (16)
                 --------------------------------------------------------------

             7.  Sole Dispositive Power
                 201,075 American depositary shares of eLong, Inc., each of which represents two ordinary shares or 402,150 ordinary shares in the aggregate
                 --------------------------------------------------------------

             8.  Shared Dispositive Power
                 0 ordinary shares
                 --------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       10,403,634 ordinary shares (16)
       ------------------------------------------------------------------------

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
       ------------------------------------------------------------------------

  11.  Percent of Class Represented by Amount in Row (9)
       42.1%
       ------------------------------------------------------------------------

  12.  Type of Reporting Person (See Instructions)
       IN
       ------------------------------------------------------------------------


(16) Ms. Huang has the ultimate voting and investment power with respect to Gold Partner Consultants Limited, a party to the Investors Agreement. Therefore, Ms. Huang may be deemed to beneficially own the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement.

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
       Top River Assets Limited
       No I.R.S. Identification Number
       ------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |X|
           --------------------------------------------------------------------
       (b) |_|
           --------------------------------------------------------------------

   3.  SEC Use Only
       ------------------------------------------------------------------------

   4.  Citizenship or Place of Organization
       British Virgin Islands
       ------------------------------------------------------------------------


Number of    5.  Sole Voting Power
Shares           360,000 ordinary shares (10)
Beneficially     --------------------------------------------------------------
Owned by
Each         6.  Shared Voting Power
Reporting        10,403,634 ordinary shares (11)
Person With      --------------------------------------------------------------

             7.  Sole Dispositive Power
                 360,000 ordinary shares
                 --------------------------------------------------------------

             8.  Shared Dispositive Power
                 0 ordinary shares
                 --------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       10,403,634 ordinary shares (11)
       ------------------------------------------------------------------------

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
       ------------------------------------------------------------------------

  11.  Percent of Class Represented by Amount in Row (9)
       42.1%
       ------------------------------------------------------------------------

  12.  Type of Reporting Person (See Instructions)
       OO - a limited liability company
       ------------------------------------------------------------------------

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons Frank Zheng
       N/A
       ------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |X| * Only with respect to the shared voting power under the Investors Agreement
           --------------------------------------------------------------------
       (b) |_|
           --------------------------------------------------------------------

   3.  SEC Use Only
       ------------------------------------------------------------------------

   4.  Citizenship or Place of Organization
       People's Republic of China
       ------------------------------------------------------------------------


Number of    5.  Sole Voting Power
Shares           458,750 ordinary shares (10)
Beneficially     --------------------------------------------------------------
Owned by
Each         6.  Shared Voting Power
Reporting        10,403,634 ordinary shares (17)
Person With      --------------------------------------------------------------

             7.  Sole Dispositive Power
                 458,750 ordinary shares
                 --------------------------------------------------------------

             8.  Shared Dispositive Power
                 0 ordinary shares
                 --------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       10,502,384 ordinary shares (17)
       ------------------------------------------------------------------------

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
       ------------------------------------------------------------------------

  11.  Percent of Class Represented by Amount in Row (9)
       42.4%
       ------------------------------------------------------------------------

  12.  Type of Reporting Person (See Instructions)
       IN
       ------------------------------------------------------------------------


(17) Mr. Zheng has the ultimate voting and investment power with respect to Top River Assets Limited, a party to the Investors Agreement. Therefore, Mr. Zheng may be deemed to beneficially own the Record Shares and is filing this Amendment as part of a group solely with respect to the shared voting power under the Investors Agreement.

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
       Wang Gui Ying
       N/A
       ------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |X|
           --------------------------------------------------------------------
       (b) |_|
           --------------------------------------------------------------------

   3.  SEC Use Only
       ------------------------------------------------------------------------

   4.  Citizenship or Place of Organization
       People's Republic of China
       ------------------------------------------------------------------------


Number of    5.  Sole Voting Power
Shares           160 ordinary shares (10)
Beneficially     --------------------------------------------------------------
Owned by
Each         6.  Shared Voting Power
Reporting        10,403,634 ordinary shares (11)
Person With      --------------------------------------------------------------

             7.  Sole Dispositive Power
                 160 ordinary shares
                 --------------------------------------------------------------

             8.  Shared Dispositive Power
                 0 ordinary shares
                 --------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       10,403,634 ordinary shares (11)
       ------------------------------------------------------------------------

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
       ------------------------------------------------------------------------

  11.  Percent of Class Represented by Amount in Row (9)
       42.1%
       ------------------------------------------------------------------------

  12.  Type of Reporting Person (See Instructions)
       IN
       ------------------------------------------------------------------------

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
       Wang Yi Jie
       N/A
       ------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |X|
           --------------------------------------------------------------------
       (b) |_|
           --------------------------------------------------------------------

   3.  SEC Use Only
       ------------------------------------------------------------------------

   4.  Citizenship or Place of Organization
       People's Republic of China
       ------------------------------------------------------------------------


Number of    5.  Sole Voting Power
Shares           85,472 ordinary shares (10)
Beneficially     --------------------------------------------------------------
Owned by
Each         6.  Shared Voting Power
Reporting        10,403,634 ordinary shares (11)
Person With      --------------------------------------------------------------

             7.  Sole Dispositive Power
                 85m472 ordinary shares
                 --------------------------------------------------------------

             8.  Shared Dispositive Power
                 0 ordinary shares
                 --------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       10,403,634 ordinary shares (11)
       ------------------------------------------------------------------------

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
       ------------------------------------------------------------------------

  11.  Percent of Class Represented by Amount in Row (9)
       42.1%
       ------------------------------------------------------------------------

  12.  Type of Reporting Person (See Instructions)
       IN
       ------------------------------------------------------------------------

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
       Sun Li Ming
       N/A
       ------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |X|
           --------------------------------------------------------------------
       (b) |_|
           --------------------------------------------------------------------

   3.  SEC Use Only
       ------------------------------------------------------------------------

   4.  Citizenship or Place of Organization
       People's Republic of China
       ------------------------------------------------------------------------


Number of    5.  Sole Voting Power
Shares           40,000 American depositary shares of eLong, Inc., each of
Beneficially     which represents two ordinary shares or 80,000 ordinary shares
Owned by         in the aggregate (10)
Each             --------------------------------------------------------------
Reporting    6.  Shared Voting Power
Person With      10,403,634 ordinary shares (14)
                 --------------------------------------------------------------

             7.  Sole Dispositive Power
                 40,000 American depositary shares of eLong, Inc., each of which represents two ordinary shares or 80,000 ordinary shares in the aggregate
                 --------------------------------------------------------------

             8.  Shared Dispositive Power
                 0 ordinary shares
                 --------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       10,403,634 ordinary shares (11)
       ------------------------------------------------------------------------

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
       ------------------------------------------------------------------------

  11.  Percent of Class Represented by Amount in Row (9)
       42.1%
       ------------------------------------------------------------------------

  12.  Type of Reporting Person (See Instructions)
       IN
       ------------------------------------------------------------------------

     This Amendment No. 1 (this "Amendment") amends and restates in its entirety the Statement on Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2005.


ITEM 1.
      (a) Name of Issuer
          eLong, Inc.
          ---------------------------------------------------------------------
      (b) Address of Issuer's Principal Executive Offices
          Block B, Xingke Plaza
          10 Jiuxianqiao Zhonglu
          Chaoyuag District
          Beijing 100016
          People's Republic of China
          ---------------------------------------------------------------------

ITEM 2.
      (a) Name of Person Filing
          IACT Asia Pacific Limited, Expedia Washington, Expedia Delaware, Barry Diller, Billable Development, Ltd., Xiaojian Zhong, Lawrence Auriana, Sandgrain Securities Inc., Angelo Frank Perrone, Peter Lerner, Ira S. Nordlicht & Helen S. Scott, JTWROS, Purple Mountain Holding, Ltd., Justin Tang, Time Intelligent Finance Limited, Lee Zhang, Mind Trade Assets Limited, Richard Chen, Gold Partner Consultants Limited, Faith Huang, Top River Assets Limited, Frank Zheng, Wang Gui Ying, Sun Li Ming and Wang Yi Jie. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

          Pan Dai no longer owns any ordinary shares of the Company and therefore has ceased to be a beneficial owner of more than 5% of the ordinary shares of the Company as of December 31, 2005.

          IAC does not own any ordinary shares of the Company and by virtue of the Spin-off, as described in footnote 6, IAC no longer holds ultimate investment and voting power over Delaware Washington and therefore has ceased to be a beneficial owner of more than 5% of the ordinary shares of the Company as of December 31, 2005.
          ---------------------------------------------------------------------

      (b) Address of Principal Business Office or, if none, Residence IACT Asia Pacific Limited
          c/o IAC/InterActiveCorp
          152 West 57th Street, 42nd Floor
          New York, NY 10019
          USA

          Expedia, Inc. (Washington)
          3150 139th Avenue SE
          Bellevue, WA 98005

          Expedia, Inc. (Delaware)
          3150 139th Avenue SE
          Bellevue, WA 98005

          Barry Diller
          c/o IAC/InterActiveCorp
          152 West 57th Street, 42nd Floor
          New York, NY 10019
          USA

          Billable Development, Ltd.
          Room 1401, Hung Kei Mansion
          8 Victoria Street
          Central
          Hong Kong

          Xiaojian Zhong
          Room 1401, Hung Kei Mansion
          8 Victoria Street
          Central

          Hong Kong

          Lawrence Auriana
          140 E. 45th Street
          43rd Floor
          New York, NY 10017
          USA

          Sandgrain Securities Inc.
          1050 Franklin Avenue
          Suite 104
          Garden City, NY 11530

          Angelo Frank Perrone
          c/o Sandgrain Securities Inc.
          1050 Franklin Avenue
          Suite 104
          Garden City, NY 11530

          Peter Lerner
          Harbor Road, Harbor Acres
          New York, NY 11050
          USA

          Ira S. Nordlicht & Helen S. Scott
          c/o Nordlicht & Hand
          645 Fifth Avenue
          New York, NY 10022
          USA

          Purple Mountain Holding, Ltd.
          3rd Floor, Xingke Plaza B
          Jiu Xian Qian Middle Road
          Chao Yang District
          Beijing 10016
          People's Republic of China

          Justin Tang
          Suite 602, 603 & 604
          Union Plaza
          Chao Yang Men Wai Avenue
          Beijing 10020
          People's Republic of China

          Time Intelligent Finance Limited
          Jianwai Soho 2-1605
          39 East Third Ring Middle Road
          Beijing 100022
          People's Republic of China

          Lee Zhang
          Suite 602, 603 & 604
          Union Plaza
          Chao Yang Men Wai Avenue
          Beijing 10020
          People's Republic of China

          Mind Trade Assets Limited
          Suite 602, 603 & 604
          Union Plaza
          Chao Yang Men Wai Avenue
          Beijing 10020

          People's Republic of China

          Richard Chen
          Suite 602, 603 & 604
          Union Plaza
          Chao Yang Men Wai Avenue
          Beijing 10020
          People's Republic of China

          Gold Partner Consultants Limited
          Jianwai Soho 2-1605
          39 East Third Ring Middle Road
          Beijing 100022
          People's Republic of China

          Faith Huang
          Jianwai Soho 2-1605
          39 East Third Ring Middle Road
          Beijing 100022
          People's Republic of China

          Top River Assets Limited
          Suite 602, 603 & 604
          Union Plaza
          Chao Yang Men Wai Avenue
          Beijing 10020
          People's Republic of China

          Frank Zheng
          Suite 602, 603 & 604
          Union Plaza
          Chao Yang Men Wai Avenue
          Beijing 10020
          People's Republic of China

          Wang Gui Ying
          Suite 602, 603 & 604
          Union Plaza
          Chao Yang Men Wai Avenue
          Beijing 10020
          People's Republic of China

          Sun Li Ming
          Suite 602, 603 & 604
          Union Plaza
          Chao Yang Men Wai Avenue Beijing 10020
          People's Republic of China

           Wang Yi Jie
           Suite 602, 603 & 604
           Union Plaza
           Chao Yang Men Wai Avenue
           Beijing 10020
           People's Republic of China
           --------------------------------------------------------------------

        c) Citizenship
           The following Reporting Persons are limited liability companies organized under the laws of the British Virgin Islands: Billable Development Ltd., Purple Mountain Holding, Ltd., Time Intelligent Finance Limited, Mind Trade Assets Limited, Gold Partner Consultants Limited and Top River Assets Limited.

           The following Reporting Person is a limited liability company organized under the laws of the Cayman Islands: IACT Asia Pacific Limited.

           The following Reporting Persons are corporations organized under the laws of the state of Delaware: Sandgrain Securities Inc. and Expedia, Inc. (Delaware).

           The following Reporting Person is a corporation organized under the laws of the state of Washington: Expedia, Inc. (Washington).

           The following Reporting Persons are citizens of the United
           States: Barry Diller, Lawrence Auriana, Peter Lerner, Ira S. Nordlicht & Helen S. Scott and Angelo Frank Perrone.

           The following Reporting Persons are citizens of the People's Republic of China: Xiaojian Zhong, Justin Tang, Richard Chen, Lee Zhang, Faith Huang, Frank Zheng, Wang Gui Ying, Sun Li Ming and Wang Yi Jie.
           --------------------------------------------------------------------

       (d) Title of Class of Securities
           Ordinary Shares, $.01 par value
           --------------------------------------------------------------------

       (e) CUSIP Number
           290138205
           --------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

       (a) |_|Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
       (b) |_|Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
       (c) |_|Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
       (d) |_|Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
       (e) |_|An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
       (f) |_|An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
       (g) |_|A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);
       (h) |_|A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
        i) |_|A church plan that is excluded from the definition of an ( investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
       (j) |_|Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).
       Not Applicable.

ITEM 4. OWNERSHIP
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
       (a) Amount beneficially owned:

           IACT Asia Pacific Limited is the record owner of options to purchase 916,347 ordinary shares of which options to purchase 5,358 are currently exercisable. By virtue of the fact that Expedia Washington has ultimate voting and investment power over IACT Asia Pacific Limited, Expedia Washington may be deemed to beneficially own such option to purchase such ordinary shares. By virtue of the fact that Expedia Delaware has ultimate voting and investment power over Expedia Washington, which has ultimate voting and investment power over IACT Asia Pacific Limited, Expedia Delaware may be deemed to beneficially own such option to purchase such ordinary shares. Barry Diller is the Chairman and senior executive officer of Expedia Delaware. Mr. Diller and Liberty Media Corporation are parties to a Stockholders Agreement (the "Expedia Stockholders Agreement") relating to Expedia Delaware. Through his own holdings and the Expedia Stockholders Agreement, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of Expedia Delaware's stockholders (except with regard to certain specified matters). Therefore, Mr. Diller may be deemed to beneficially own the option to purchase 916,347 ordinary shares, of which 5,358 are currently exercisable, held by IACT Asia Pacific Limited.

           Billable Development, Ltd. is the record owner of 6,341 ordinary shares. By virtue of the fact that Xiaojian Zhong holds ultimate investment and voting power over Billable Development, Ltd., Mr. Zhong may be deemed to beneficially own such ordinary shares.

           Lawrence Auriana is the record owner of 3,911,111.12 ordinary shares. Such 3,911,111.12 ordinary shares held of record by Mr. Auriana are placed in a discretionary account with Sandgrain Securities Inc. with Angelo Frank Perrone being authorized to direct the disposition of such shares. As a result, Sandgrain Securities Inc. and Mr. Perrone may be deemed to beneficially own such 3,911,111.12 ordinary shares.

           Peter Lerner is the record owner of 318,116.55 ordinary shares.

           Ira S. Nordlicht & Helen S. Scott JTWROS are the record owners of 97,777.78 ordinary shares.

           Purple Mountain Holding, Ltd. is the record owner of 4,344,997.55 shares, which includes 1,438,747.55 ordinary shares and 2,906,250 ordinary shares issuable upon the exercise of options held by Purple Mountain Holding, Ltd. that are vested or that will vest within 60 days from December 31, 2005. By virtue of the fact that Justin Tang holds ultimate investment and voting power over Purple Mountain Holding, Ltd., Mr. Tang may be deemed to beneficially own such ordinary shares. In addition, Mr. Tang holds 306,250 ordinary shares issuable upon the exercise of options that are vested or that will vest within 60 days from December 31, 2005.

           Time Intelligent Finance Limited is the record owner of 161,075 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 322,150 ordinary shares in the aggregate. By virtue of the fact that Lee Zhang holds ultimate investment and voting power Time Intelligent Finance Limited, Mr. Zhang may be deemed to beneficially own such American depository shares.

           Mind Trade Assets Limited is the record owner of 470,000 ordinary shares, and by virtue of the fact that Richard Chen holds ultimate investment and voting power over Mind Trade Assets Limited, Mr. Chen may be deemed to beneficially own such ordinary shares. In addition, Mr. Chen holds 121,875 ordinary shares issuable upon the exercise of options that are vested or will vest within 60 days from December 31, 2005.

           Gold Partner Consultants Limited is the record owner of 201,075 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 402,150 ordinary shares in the aggregate. By virtue of the fact that Faith Huang holds ultimate investment and voting power over Gold Partner Consultants Limited, Ms. Huang may be deemed to beneficially own such ordinary shares.

           Top River Assets Limited is the record owner of 360,000 ordinary shares. By virtue of the fact that Frank Zheng holds ultimate investment and voting power over Top River Assets Limited, Mr. Zheng may be deemed to beneficially own such ordinary shares. In addition, Mr. Zheng holds 98,750 ordinary shares issuable upon the exercise of options that are vested or will vest within 60 days from December 31, 2005.

           Wang Gui Ying is the record owner of 160 ordinary shares.
           --------------------------------------------------------------------

           Wang Yi Jie is the record owner of 85,472 ordinary shares.

           Sun Li Ming is the record owner of 40,000 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 80,000 ordinary shares in the aggregate.

           All ordinary shares and options to purchase ordinary shares referenced above (except for the options to purchase ordinary shares held by Messrs. Tang, Chen and Zheng) are collectively referred to herein as the "Record Shares."

           Each of the Reporting Persons (except for Sandgrain Securities Inc. and Perrone) shares voting power of the Record Shares owned by the other Reporting Persons (except for Sandgrain Securities Inc. and Perrone) by virtue of the Investors Agreement and with respect to Expedia Washington, Expedia Delaware and Barry Diller, and Messrs. Tang, Zhong, Zhang, Chen, Zheng and Ms. Huang, by virtue of the fact that they have direct or indirect ultimate investment and voting power over IACT Asia Pacific Limited, Purple Mountain Holding, Ltd., Billable Development, Ltd., Time Intelligent Finance Limited, Mind Trade Assets Limited, Top River Assets Limited and Gold Partner Consulting Limited, respectively. Therefore, each Reporting Person (except for Sandgrain Securities Inc. and Perrone) may be deemed to beneficially own all of the Record Shares.

           Each Reporting Person disclaims beneficial ownership of ordinary shares and options to purchase ordinary shares referred to herein except for the ordinary shares and options, if any, such Reporting Person holds of record.
           --------------------------------------------------------------------

       (b) Percent of class:
           Each Reporting Person except for Sandgrain Securities Inc. and Messrs. Perrone, Tang, Chen and Zheng: 42.1%.
           Sandgrain Securities Inc. and Mr. Perrone:  18%.
           Justin Tang:  42.9%.
           Richard Chen:  42.5%
           Frank Zheng:  42.4%

           The foregoing percentages are calculated based on 24,700,315 ordinary shares of eLong, Inc. issued and outstanding as of December 31, 2005, as adjusted pursuant to Rule 13d-3(d)(1).

           --------------------------------------------------------------------
       (c) Number of shares as to which the person has:

           --------------------------------------------------------------------
            (i) Sole power to vote or to direct the vote


                5,358 ordinary shares for IACT Asia Pacific Limited, Expedia Washington, Expedia Delaware and Barry Diller.*

                6,341 ordinary shares for Billable Development and Xiaojian
                Zhong.

                3,911,111.12 ordinary shares for Lawrence Auriana.

                0 ordinary shares for Sandgrain Securities Inc. and Perrone.

                318,116.55 ordinary shares for Peter Lerner.

                97,777.78 ordinary shares for Ira S. Nordlicht & Helen S. Scott JTWROS.

                4,344,997.55 ordinary shares for Purple Mountain Holding, Ltd. and 4,651,247.55 ordinary shares for Justin Tang.

                161,075 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 322,150 ordinary shares in the aggregate for Time Intelligent Finance Limited and Lee Zhang.

                470,000 ordinary shares for Mind Trade Assets Limited and 591,875 ordinary shares for Richard Chen.

                201,075 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 402,150 ordinary shares in the aggregate for Gold Partner Consultants Limited and Faith Huang.

                360,000 ordinary shares for Top River Assets Limited and 458,750 ordinary shares for Frank Zheng.

                160 ordinary shares for Wang Gui Ying.

                85,472 ordinary shares for Wang Yi Jie.

                40,000 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 80,000 ordinary shares in the aggregate for Sun Li Ming.



                * See also footnotes 1 and 3 for a description of IACT Asia Pacific Limited's ownership of 28,550,704 High-Vote Ordinary Shares.
                ---------------------------------------------------------------
           (ii) Shared power to vote or to direct the vote

                10,403,634 ordinary shares for each Reporting Person except for Sandgrain Securities Inc. and Perrone.
                ---------------------------------------------------------------
          (iii) Sole power to dispose or to direct the disposition of

                5,358 ordinary shares for IACT Asia Pacific Limited, Expedia Washington, Expedia Delaware and Barry Diller.*

                6,341 ordinary shares for Billable Development and Xiaojian
                Zhong.

                0 ordinary shares for Lawrence Auriana.

                3,911,111.12 ordinary shares for Sandgrain Securities Inc. and Mr. Perrone.

                318,116.55 ordinary shares for Peter Lerner.

                97,777.78 ordinary shares for Ira S. Nordlicht & Helen S. Scott JTWROS.

                4,344,997.55 ordinary shares for Purple Mountain Holding, Ltd. and 4,651,247.55 ordinary shares for Justin Tang.

                161,075 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 322,150 ordinary shares in the aggregate for Time Intelligent Finance Limited and Lee Zhang.

                470,000 ordinary shares for Mind Trade Assets Limited and 591,875 ordinary shares for Richard Chen.

                201,075 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 402,150 ordinary shares in the aggregate for Gold Partner Consultants Limited and Faith Huang.

                360,000 ordinary shares for Top River Assets Limited and 458,750 ordinary shares for Frank Zheng.

                160 ordinary shares for Wang Gui Ying.

                85,472 ordinary shares for Wang Yi Jie.

                40,000 American depositary shares of eLong, Inc., each of which represents two ordinary shares, or 80,000 ordinary shares in the aggregate for Sun Li Ming.



                * See also footnotes 1 and 3 for a description of IACT Asia Pacific Limited's ownership of 28,550,704 High-Vote Ordinary Shares.
                ---------------------------------------------------------------
           (iv) Shared power to dispose or to direct the disposition of

                0 shares for each Reporting Person.
                ---------------------------------------------------------------

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|*

*Pan Dai no longer owns any ordinary shares of the Company and therefore has ceased to be a beneficial owner of more than 5% of the ordinary shares of the Company as of December 31, 2005.

*IAC does not own any ordinary shares of the Company and by virtue of the Spin-off, as described in footnote 6, IAC no longer holds ultimate investment and voting power over Delaware Washington and therefore has ceased to be a beneficial owner of more than 5% of the ordinary shares of the Company as of December 31, 2005.

Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Exhibit 1.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not Applicable.

ITEM 10. CERTIFICATION
Not Applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date      February 14, 2006

IACT Asia Pacific Limited

By: /s/ Keenan Conder
    ------------------------------------
    Name:  Keenan Conder
    Title:  Director


Expedia, Inc. (Washington)

By: /s/ Keenan Conder
    ------------------------------------
    Name:  Keenan Conder
    Title:  SVP, General Counsel &
    Secretary


Expedia, Inc. (Delaware)

By: /s/ Keenan Conder
    ------------------------------------
    Name:  Keenan Conder
    Title:  SVP, General Counsel &
    Secretary


/s/ Barry Diller
--------------------------
Barry Diller

Billable Development, Ltd.


By: *
    ------------------------------------
    Name:
    Title:


*
----------------------------------------
Xiaojian Zhong


*
----------------------------------------
Lawrence Auriana


Sandgrain Securities Inc.

By: *
    ------------------------------------
    Name:
    Title:


*
----------------------------------------
Angelo Frank Perrone


*
----------------------------------------
Peter Lerner


*
--------------------------------------
Ira S. Nordlicht and Helen S. Scott
JTWROS

Purple Mountain Holding, Ltd.

By: *
    ----------------------------------
    Name:
    Title:


*
--------------------------------------
Justin Tang


Time Intelligent Finance Limited

By: *
    ----------------------------------
    Name:
    Title:


*
--------------------------------------
Lee Zhang


Mind Trade Assets Limited

By: *
    ----------------------------------
    Name:
    Title:


*
--------------------------------------
Richard Chen


Gold Partner Consultants Limited

By: *
    ----------------------------------
    Name:
    Title:


*
-----------------------------------------
Faith Huang


Top River Assets Limited


By: *
    --------------------------------------
    Name:
    Title:


*
------------------------------
Frank Zheng


*
------------------------------
Wang Gui Ying


*
------------------------------
Sun Li Ming

*
------------------------------
Wang Yi Jie


*
------------------------------
Pan Dai



                                     *By:       /s/ Justin Yue Tang
                                           ------------------------------------

                                           Name:  Justin Yue Tang
                                           Title:  Attorney-in-Fact



       Except with respect to IACT Asia Pacific Limited, Expedia Washington, Expedia Delaware and Barry Diller, this Amendment is executed pursuant to a Power of Attorney, filed with the Securities and Exchange Commission on February 14, 2005, in connection with a Schedule 13G for eLong, Inc., which Power of Attorney is incorporated herein by reference, and a copy of which is attached hereto as Exhibit 3.

                                                                       EXHIBIT 1


                            IDENTITY OF GROUP MEMBERS


The members of the group filing this Amendment pursuant to ss.240.13d-1(d) are as follows:

1.  IACT Asia Pacific Limited

2.  Expedia Washington

3.  Expedia Delaware

4.  Barry Diller

5.  Billable Development, Ltd.

6.  Xiaojian Zhong

7.  Lawrence Auriana

8.  Peter Lerner

9.  Ira S. Nordlicht and Helen S. Scott JTWROS

10. Purple Mountain Holding, Ltd.

11. Justin Tang*

12. Time Intelligent Finance Limited

13. Lee Zhang

14. Mind Trade Assets Limited

15. Richard Chen

16. Gold Partner Consultants Limited

17. Faith Huang

18. Top River Assets Limited

19. Frank Zheng

20. Wang Gui Ying

21. Sun Li Ming

22. Wang Yi Jie

 * Only with respect to the voting power under the Investors Agreement.

                                                                       EXHIBIT 2

                                    AGREEMENT


WHEREAS, the undersigned are beneficial owners, as determined pursuant to Rule 13d-3 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended of certain Ordinary Shares, $.01 par value, of eLong Inc. ("Ordinary Shares").

NOW, THEREFORE,

1. The undersigned acknowledge and agree that the foregoing amended and restated statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.


IN WITNESS WHEREOF, this Agreement has been signed by the undersigned as of the 14th day of February, 2006.

IACT Asia Pacific Limited

By: /s/ Keenan Conder
    -------------------------------
    Name:  Keenan Conder
    Title:  Director


Expedia, Inc. (Washington)

By: /s/ Keenan Conder
    -------------------------------
    Name:  Keenan Conder
    Title:  SVP, General Counsel &
    Secretary


Expedia, Inc. (Delaware)

By: /s/ Keenan Conder
    -------------------------------
    Name:  Keenan Conder
    Title:  SVP, General Counsel &
    Secretary


/s/ Barry Diller
-----------------------------------
Barry Diller


Billable Development, Ltd.

By: *
    -------------------------------
    Name:
    Title:


*
-----------------------------------
Xiaojian Zhong


*
-----------------------------------
Lawrence Auriana

Sandgrain Securities Inc.

By: *
    -------------------------------
    Name:
    Title:


*
-----------------------------------
Angelo Frank Perrone


*
-----------------------------------
Peter Lerner

*
-----------------------------------
Ira S. Nordlicht and Helen S. Scott
JTWROS


Purple Mountain Holding, Ltd.

By: *
    -------------------------------
    Name:
    Title:


*
-----------------------------------
Justin Tang


Time Intelligent Finance Limited

By: *
    -------------------------------
    Name:
    Title:


*
-----------------------------------
Lee Zhang


Mind Trade Assets Limited


By: *
    -------------------------------
    Name:
    Title:


*
-----------------------------------
Richard Chen


Gold Partner Consultants Limited

By: *
    -------------------------------
    Name:
    Title:


*
-----------------------------------
Faith Huang

Top River Assets Limited

By: *
    -------------------------------
    Name:
    Title:


*
-----------------------------------
Frank Zheng


*
-----------------------------------
Wang Gui Ying


*
-----------------------------------
Sun Li Ming


*
-----------------------------------
Wang Yi Jie


*
-----------------------------------
Pan Dai


                                     *By:       /s/ Justin Yue Tang
                                           ------------------------------------

                                           Name:  Justin Yue Tang
                                           Title:  Attorney-in-Fact



       Except with respect to IACT Asia Pacific Limited, Expedia Washington, Expedia Delaware and Barry Diller, this Agreement is executed pursuant to a Power of Attorney, filed with the Securities and Exchange Commission on February 14, 2005, in connection with a Schedule 13G for eLong, Inc., which Power of Attorney is incorporated herein by reference, and a copy of which is attached hereto as Exhibit 3.

                                                                       EXHIBIT 3

                         AGREEMENT AND POWER OF ATTORNEY


      WHEREAS, the undersigned are beneficial owners, as determined pursuant to Rule 13d-3 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended of certain Ordinary Shares, $.01 par value, of eLong Inc. ("Ordinary Shares").

      NOW, THEREFORE,

      1. The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

      2. The undersigned (except for IACT Asia Pacific Limited, Expedia, Inc., IAC/InterActiveCorp and Barry Diller) hereby severally constitute and appoint Justin Yue Tang and Derek Palaschuk and each of them singly, our true and lawful attorneys, with full power to them, and each of them to sign for us, and in our names and in the capacities indicated below, the Schedule 13G relating to the Ordinary Shares owned by us and any and all amendments thereto filed or to be filed with the Securities and Exchange Commission with respect to any agreement entered into by us relating to the Ordinary Shares owned by us, hereby ratifying and confirming our signatures as they may be signed by our said attorneys to said Schedule 13G and any and all amendments thereto.

      This Power of Attorney shall remain in full force and effect until each of the undersigned who are giving this Power of Attorney are no longer required to file a Schedule 13G or any amendments thereto with respect to the undersigneds' beneficial ownership of the Ordinary Shares of the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys.

      IN WITNESS WHEREOF, this Agreement has been signed by the undersigned as of the 14th day of February, 2005.

IACT Asia Pacific Limited

By: /s/ Keenan Conder
    ------------------------------------
    Name:  Keenan Conder
    Title:  Director


Expedia, Inc.

By: /s/ Keenan Conder
    ------------------------------------
    Name:  Keenan Conder
    Title:  SVP, General Counsel &
    Secretary


IAC/InterActiveCorp

By: /s/ Greg Blatt
    ------------------------------------
    Name: Greg Blatt
    Title: SVP, General Counsel &
    Secretary


/s/ Barry Diller
--------------------------
Barry Diller

IN WITNESS WHEREOF, this Agreement and Power of Attorney has been signed as of the 14th day of February, 2005.

Billable Development, Ltd.

By: /s/ Xiaojian Zhong
    -------------------------------
    Name: Xiaojian Zhong
    Title:


/s/ Xiaojian Zhong
-----------------------------------
Xiaojian Zhong


/s/ Lawrence Auriana
-----------------------------------
Lawrence Auriana


Sandgrain Securities Inc.

By: /s/ Authorized Representative
    -------------------------------
    Name:
    Title:


/s/ Angelo Frank Perrone
-----------------------------------
Angelo Frank Perrone


/s/ Peter Lerner
-----------------------------------
Peter Lerner


/s/ Ira S. Nordlicht and Helen S.
Scott
-----------------------------------
Ira S. Nordlicht and Helen S. Scott
JTWROS


Purple Mountain Holding, Ltd.

By: /s/ Justin Tang
    -------------------------------
    Name: Justin Tang
    Title:


/s/ Justin Tang
-----------------------------------
Justin Tang


Time Intelligent Finance Limited

By: /s/ Lee Zhang
    -------------------------------
    Name: Lee Zhang
    Title:


/s/ Lee Zhang
-----------------------------------
Lee Zhang


Mind Trade Assets Limited

By: /s/ Richard Chen
    -------------------------------
    Name: Richard Chen
    Title:


/s/ Richard Chen
-----------------------------------

Richard Chen


Gold Partner Consultants Limited

By: /s/ Faith Huang
    -------------------------------
    Name: Faith Huang
    Title:


/s/ Faith Huang
-----------------------------------
Faith Huang


Top River Assets Limited

By: /s/ Frank Zheng
    -------------------------------
    Name: Frank Zheng
    Title:


/s/ Frank Zheng
-----------------------------------
Frank Zheng


/s/ Wang Gui Ying
-----------------------------------
Wang Gui Ying


/s/ Sun Li Ming
-----------------------------------
Sun Li Ming


/s/ Wang Yi Jie
-----------------------------------
Wang Yi Jie


/s/ Pan Dai
-----------------------------------
Pan Dai